                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   )*


                             Integrated Homes, Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Shares
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45813J100
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 July 16, 1999
-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages



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CUSIP No. 45813J100



--------------------------------------------------------------------------------
 1 NAMES OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Stone Pine Venture Lending, LLC
      84-1493462
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                     (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     1,377,660
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,377,660
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH:

                                     0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,377,660
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


      9.39%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)


      00
--------------------------------------------------------------------------------


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Item 1(a)

Name of Issuer - .....................Integrated Homes, Inc.


Item 1(b)

Address of Issuer's                   Boca Corporate Plaza
   Principal Executive                1801 Clint Moore Road, Suite 204
   Offices-...........................Boca Raton, FL  33487


Item 2(a)

Name of Person Filing-................Stone Pine Venture Lending, LLC


Item 2(b)

Address of Principal
   Business Office or,                410 17th Street, Suite 400
   If none, Residence-................Denver, Colorado 80202


Item 2(c)

Citizenship-..........................USA (a Colorado limited liability company)


Item 2(d)

Title of Class of Securities-.........Common Shares


Item 2(e)

CUSIP Number-.........................45813J100


                                Page 3 of 6 Pages
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Item 3

If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d.2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act
        (b) [ ] Bank as defined in section 3(a)(6) of the Act
        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act
        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940
        (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
        (f) [ ] An employee benefit plan, or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)
        (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1 (b)(1)(ii)(G) (Note: See Item 7)
        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
        (j) [ ] Group, in accordance with ss.240.13d-1 (b)(1)(ii)(J)


Item 4(a)

Amount beneficially owned-.....................................1,377,660


Item 4(b)

Percent of class-...................................................9.39%


Item 4(c)

Number of shares as to which the person has:

           (i)     Sole power to vote or
                   direct the vote....................1,377,660

           (ii)    Shares power to vote or direct the
                   vote.........................Not Applicable.


                                Page 4 of 6 Pages


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           (iii)   Sole power to dispose or to direct
                   the disposition of.................1,377,660

           (iv)    Share power to dispose or to direct
                   the disposition of ...........Not Applicable


Item 5

Not applicable.


Item 6

Not applicable.


Item 7

Not applicable.


Item 8

Not applicable.


Item 9

Not applicable.


Item 10

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer or such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 5 of 6 pages


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       STONE PINE VENTURE ENDING, LLC

                                       By:     /s/ Paul Bagley
                                            ------------------------------------
                                                   Paul Bagley
                                                   Manager

Date:  August 27, 1999

                                Page 6 of 6 pages